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Exhibit (a)(10)

This document is important and requires your immediate attention. It should be read in conjunction with the Offer to Purchase and Circular dated September 1, 2006 of Dematal Corp. If you are in any doubt as to how to deal with it, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor.

This Offer has not been approved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

October 10, 2006

NOTICE OF VARIATION AND EXTENSION

by

DEMATAL CORP.

a direct wholly-owned subsidiary of

GENZYME CORPORATION

in respect of its

OFFER TO PURCHASE FOR CASH

all of the outstanding common shares of

ANORMED INC.

on the basis of

U.S.$8.55 for each common share

Dematal Corp. (the "Offeror"), a Nova Scotia unlimited company and a direct wholly-owned subsidiary of Genzyme Corporation ("Genzyme"), hereby gives notice that it is amending its offer (the "Original Offer") to purchase for cash all of the issued and outstanding common shares ("AnorMED Shares") of AnorMED Inc. ("AnorMED"), including any AnorMED Shares that may become issued and outstanding after the date of the Original Offer but before the Expiry Time upon the exercise of any existing options of AnorMED or other rights to acquire AnorMED Shares, at a price of U.S.$8.55 per AnorMED Share, in order to, among other things, (i) extend the expiry of the Original Offer from 12:01 a.m. (Vancouver time) on October 7, 2006 to 12:01 a.m. (Vancouver time) on October 23, 2006 and (ii) revise the conditions of the Original Offer.

The Offer, as varied and extended, will be open for acceptance until 12:01 a.m. (Vancouver time) on October 23, 2006, unless further extended or withdrawn by the Offeror.

This notice of variation and extension (the "Notice") should be read in conjunction with the Offer to Purchase and Circular dated September 1, 2006 (the "Offer to Purchase and Circular"), the Letter of Transmittal and the Notice of Guaranteed Delivery that accompanied the Offer to Purchase and Circular and the Schedule TO filed with the SEC, as amended, all the provisions of which are incorporated herein by reference. In this Notice, unless the context requires otherwise or unless otherwise defined, terms denoted by initial capital letters and not defined have the meanings set forth in the Offer to Purchase and Circular. References in this Notice to the "Offer" shall refer to the Original Offer, as amended by this Notice.

The Dealer Managers for the Offer are:

In Canada: UBS Securities Canada Inc.	In the United States: UBS Securities LLC

        Shareholders who have validly deposited and not withdrawn their AnorMED Shares need to take no further action to accept the Offer. Shareholders who wish to accept the Offer must properly complete and duly execute the Letter of Transmittal (printed on blue paper) which accompanied the Offer to Purchase and Circular or a facsimile thereof, and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their AnorMED Shares and all other required documents, with the Depositary or the U.S. Forwarding Agent in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may accept the Offer (1) by following the procedures for book-entry transfer of AnorMED Shares described in Section 3 of the Offer to Purchase, "Manner of Acceptance — Book-Entry Transfer" or (2) where the certificate(s) representing the AnorMED Shares are not immediately available, the procedure for book-entry transfer cannot be completed on a timely basis or if the certificate(s) and all other required documents cannot be provided to the Depositary or the U.S. Forwarding Agent at or prior to the Expiry Time, by following the procedures for guaranteed delivery described in Section 3 of the Offer to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery", using the Notice of Guaranteed Delivery (printed on green paper) which accompanied the Offer to Purchase and Circular, or a facsimile thereof. Persons whose AnorMED Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should contact such registered holder for assistance if they wish to accept the Offer.

        Questions and requests for assistance may be directed to the Depositary, the U.S. Forwarding Agent, the Information Agent or the Dealer Managers. Their contact details are provided on the last page of this document. Additional copies of this Notice, the Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary, the U.S. Forwarding Agent or the Information Agent.

        No person has been authorized to give any information or make any representation other than those contained in this Notice, the Offer to Purchase and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Schedule TO filed with the SEC, as amended, and if given or made, that information or representation must not be relied upon as having been authorized by the Offeror.

        This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

FORWARD-LOOKING STATEMENTS

        This Notice and the Offer to Purchase and Circular contain forward-looking statements that are subject to risks and are based on a number of assumptions and other factors. See "Forward Looking Statements" in the Offer to Purchase and Circular.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

        The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror is governed by the laws of Nova Scotia, that experts named in the Circular reside outside the United States and that all or a substantial portion of the assets of the Offeror and said persons may be located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a United States court's judgment.

        Shareholders should be aware that the purchase by the Offeror of the AnorMED Shares held by them as described in this Notice and the Offer to Purchase and Circular may have tax consequences both in the United States and Canada. Such consequences for Shareholders who are resident in, or citizens of, the United States or Canada may not be fully described herein. See Section 16 of the Circular, "Certain Canadian Federal Income Tax Considerations", and Section 17 of the Circular, "Certain United States Federal Income Tax Considerations".

i

EXCHANGE RATE INFORMATION

        In this Notice, except where otherwise indicated, all references to "dollars" or "$" are in United States dollars. The Bank of Canada noon spot exchange rate on October 10, 2006 was U.S.$1.00 = Cdn.$1.1319.

NOTICE TO HOLDERS OF OPTIONS

        The Offer is made only for AnorMED Shares and is not made for any options or other rights to acquire AnorMED Shares. Any holder of such options or other rights to acquire AnorMED Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise the options or other rights in order to obtain certificates representing AnorMED Shares that may be deposited in accordance with the terms of the Offer.

ii

NOTICE OF VARIATION AND EXTENSION

October 10, 2006

TO:    THE HOLDERS OF ANORMED SHARES

        By notice to the Depositary dated October 5, 2006 and as set forth in this Notice, the Offeror has varied and extended its Original Offer dated September 1, 2006 to purchase for cash all of the issued and outstanding AnorMED Shares, including any AnorMED Shares that may become issued and outstanding after the date of the Original Offer but before the Expiry Time upon the exercise of any existing options of AnorMED or other rights to acquire AnorMED Shares, at a price of U.S.$8.55 per AnorMED Share.

        This Notice should be read in conjunction with the Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery that accompanied the Offer to Purchase and Circular and the Schedule TO filed with the SEC, as amended, all the provisions of which are incorporated herein by reference.

        In this Notice, unless the context requires otherwise or unless otherwise defined, terms denoted by initial capital letters and not defined have the meanings set forth in the Offer to Purchase and Circular. References in this Notice to the "Offer" shall refer to the Original Offer, as amended by this Notice.

1.     Extension of the Offer

        The Offeror has amended the Original Offer by extending its expiry from 12:01 a.m. (Vancouver time) on October 7, 2006 to 12:01 a.m. (Vancouver time) on October 23, 2006, unless the Offeror further extends the period during which the Offer is open for acceptance pursuant to Section 5 of the Offer to Purchase, "Extension and Variation of the Offer". Accordingly, the definition of "Expiry Date" in the Original Offer (found at page 8 of the Offer to Purchase), is deleted and replaced by the following definition:

  "Expiry Date" means October 23, 2006, or such other date as is set out in a notice of extension or variation of the Offer issued at any time and from time to time extending the period during which AnorMED Shares may be deposited under the Offer.

        In addition, all references to October 7, 2006 or to 12:01 a.m. (Vancouver time) on October 7, 2006 in the Offer to Purchase and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Schedule TO filed with the SEC are amended to refer to October 23, 2006 or to 12:01 a.m. (Vancouver time) on October 23, 2006, respectively.

        For purposes of United States tender offer rules, the Offeror hereby discloses that, as of 2:00 p.m. (Toronto time) on October 10, 2006, 3,120 AnorMED Shares have been deposited to the Offer and not withdrawn.

2.     Amendments to the Conditions of the Offer

        Conditions (d), (f), (g), (i), (j), (l), (m) and (o) to the Original Offer set out in Section 4 of the Offer to Purchase, "Conditions of the Offer" (found at pages 15 to 18 of the Offer to Purchase), are deleted and replaced by the following:

  (d)
  the Offeror shall have determined in its reasonable judgment that (A) no act, action, suit or proceeding shall have been threatened in writing or taken before or by any domestic or foreign court or tribunal or governmental agency or department or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada, the United States or elsewhere, whether or not having the force of law, and (B) no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been proposed by or before any governmental agency or department or other regulatory authority or administrative agency or commission, enacted, promulgated, amended or applied:

  (i)
  to cease trade, enjoin, prohibit, delay or impose material limitations or conditions on or make materially more costly the purchase by or the sale to the Offeror of the AnorMED Shares or the right of the Offeror to own or exercise full rights of ownership of the AnorMED Shares or the consummation of any Compulsory Acquisition or Subsequent Acquisition Transaction;

    (ii)
    which, if the Offer was consummated, could in the Offeror's reasonable judgment, adversely affect the Offeror or its affiliates considered individually or on a consolidated basis, or, whether or not the Offer was consummated, AnorMED or its subsidiaries considered individually or on a consolidated basis;

    (iii)
    which challenges or would prevent or make uncertain the ability of the Offeror or its affiliates to effect a Compulsory Acquisition or Subsequent Acquisition Transaction; or

    (iv)
    which requires divestiture by the Offeror of any AnorMED Shares;

  (f)
  the Offeror shall have determined in its reasonable judgment that there shall not have occurred (or if there shall have occurred prior to the commencement of the Offer, there shall not have been generally disclosed or the Offeror shall not otherwise have discovered) since the date of the Offer to Purchase any change (or any condition, event, circumstance or development involving a prospective change) in the business, assets, operations, capitalization, financial condition, prospects for commercializing Mozobil on a timeline materially consistent with AnorMED's public disclosure on the subject made prior to September 1, 2006, results of operations, cash flows, properties, articles, by-laws, licences, permits, rights, or privileges, whether contractual or otherwise, or liabilities (including any contingent liabilities that may arise through outstanding or pending litigation or litigation threatened in writing or otherwise), whether contractual or otherwise, of AnorMED or its subsidiaries which is or may be adverse to AnorMED or any of its subsidiaries or the value of the AnorMED Shares to the Offeror;

  (g)
  the Offeror shall have determined in its reasonable judgment that no property right, franchise or license of AnorMED or any of its subsidiaries or the Offeror or any of its affiliates has been or may be impaired (which impairment has not been cured or waived) or otherwise adversely affected, or threatened in writing to be impaired or adversely affected, whether as a result of the making of the Offer, the taking up and paying for AnorMED Shares deposited under the Offer, the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, or otherwise;

  (i)
  there will not have occurred any actual change to the Tax Act or any proposal by or before the Minister of Finance (Canada) to amend the Tax Act or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change to the Tax Act that, in the reasonable judgment of the Offeror has or may have adverse significance with respect to the current or anticipated business or operations of any of Genzyme or AnorMED or their respective affiliates or with respect to the regulatory regime applicable to their respective businesses and operations, with respect to any potential integration of AnorMED and its subsidiaries with Genzyme or its affiliates or any reorganization of AnorMED or Genzyme or their respective affiliates in connection with any such potential integration, or with respect to completing any Compulsory Acquisition or Subsequent Acquisition Transaction;

  (j)
  the Offeror shall have determined in its reasonable judgment that there shall not have occurred, developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence or any law, action, government regulation, inquiry or other occurrence of any nature whatsoever which adversely affects or involves, or may adversely affect or involve, the general economic, financial, currency exchange, securities or biotechnology and biopharmaceutical industries in Canada or elsewhere, or the financial condition, business, operations, assets or affairs of AnorMED or any of its subsidiaries or AnorMED's prospects for commercializing Mozobil on a timeline materially consistent with AnorMED's public disclosure on the subject made prior to September 1, 2006, or which makes it inadvisable for the Offeror to proceed with the Offer or taking up and paying for AnorMED Shares deposited under the Offer;

  (l)
  the Offeror shall have determined in its reasonable judgment that none of AnorMED or any third party has taken or proposed in writing to take any action or has failed to take any action, or disclosed a previously undisclosed action, which might make it inadvisable for the Offeror to proceed with the Offer and/or with the taking up and paying for the AnorMED Shares under the Offer or completing a

    Compulsory Acquisition or Subsequent Acquisition Transaction, including, without limiting the generality of the foregoing, any action with respect to any agreement, proposal, offer or understanding relating to any sale, disposition or other dealing with any of the assets of AnorMED (other than any such sale, disposition or other dealing between AnorMED and any wholly-owned subsidiary of AnorMED), any issuance of securities (other than the exercise of currently vested stock options) or options to purchase securities, the payment of any dividends or other distributions or payments, any acquisition from a third party of assets (except in the ordinary course of business consistent with past practice) or securities by AnorMED, or any take-over bid (other than the Offer), merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, joint venture or similar transaction involving AnorMED or any capital expenditure by AnorMED or any of its entities not in the ordinary course of business and consistent with past practice, entering into, modifying or terminating any agreement or arrangement with any directors, senior officers or employees except for such agreements and arrangements entered into, modified or terminated in the ordinary course of business consistent with past practice, instituting, cancelling or modifying of any pension plan or other employee benefit arrangement, any material change to its articles of incorporation or by-laws, altering material terms of any of its material agreements or licenses, incurring any debt outside of the ordinary course of business consistent with past practice or any proposal, plan or intention to do any of the foregoing, either publicly announced or communicated by or to AnorMED, or any agreement to engage in any of the foregoing;

  (m)
  no person, entity or "group" (within the meaning of Section 13(d)-(3) of the Exchange Act) shall have acquired or proposed in writing to acquire beneficial ownership of more than 5% of any class or series of AnorMED's equity securities (including without limitation AnorMED Shares) through the acquisition of shares, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of AnorMED's equity securities (including without limitation AnorMED Shares) other than the acquisition for bona fide arbitrage purposes only and except as disclosed in a Schedule 13D or Schedule 13G on file with the SEC on the date of the Offer, and no such person, entity or group, which before the date of the Offer had filed such a Schedule with the SEC, shall have acquired or proposed in writing to acquire, through the acquisition of shares, the formation of a group or otherwise, beneficial ownership of an additional 1% or more of any class or series of AnorMED's equity securities (including without limitation the AnorMED Shares);

  (o)
  the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings prior to the date of the Offer in relation to all matters covered in earlier filings), in any document filed by or on behalf of AnorMED with any securities commission or similar securities regulatory authority in any of the provinces of Canada or in the United States, including any prospectus, annual information form, financial statement, material change report, management proxy circular, press release or in any document so filed or released by AnorMED to the public which the Offeror shall have determined in its reasonable judgment is adverse or makes it inadvisable for the Offeror to proceed with the Offer, or the taking up and paying for AnorMED Shares deposited under the Offer;

        The second to last paragraph of Section 4 of the Offer to Purchase, "Conditions of the Offer" (found at page 18 of the Offer to Purchase), is deleted and replaced by the following:

          The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any of the conditions (other than any intentional action or inaction by the Offeror giving rise to any such conditions) or may be waived by the Offeror in whole or in part, at any time and from time to time, prior to the Expiry Time without prejudice to any other rights which the Offeror may have. Each of the foregoing conditions is independent of and in addition to each other of such conditions and may be asserted irrespective of whether any other of such conditions may be asserted in connection with any particular event, occurrence or state of facts or otherwise. The failure by the Offeror at any time prior to the Expiry Time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each such right will be deemed an ongoing right which may be asserted by the Offeror at any time and from time to time prior to the Expiry Time.

3.     Other Amendments to the Offer to Purchase and Circular

        The fourth paragraph of Section 3 of the Offer to Purchase, "Manner of Acceptance — General" (found at page 12 of the Offer to Purchase), is deleted and replaced by the following:

          All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any AnorMED Shares deposited pursuant to the Offer will be determined by the Offeror. The Offeror reserves the right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any applicable jurisdiction. The Offeror reserves the right to waive any defects or irregularities in any deposit of any AnorMED Shares. There shall be no duty or obligation on the Offeror, the Depositary, the U.S. Forwarding Agent or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice.

        The last paragraph of Section 6 of the Offer to Purchase, "Withdrawal of Deposited AnorMED Shares" (found at page 22 of the Offer to Purchase), is deleted and replaced by the following:

          All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror. None of the Offeror, the Depositary, the U.S. Forwarding Agent or any other person will be under any duty to give notice of any defect or irregularity in any notice of withdrawal or shall incur any liability for failure to give such notice.

        Section 8 of the Offer to Purchase, "Return of Deposited AnorMED Shares" (found at page 23 of the Offer to Purchase), is deleted and replaced by the following:

  8.    Return of Deposited AnorMED Shares

          If any deposited AnorMED Shares are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason or if certificates are submitted for more AnorMED Shares than are deposited, certificates for unpurchased AnorMED Shares will be returned at the Offeror's expense promptly after the Expiry Time or withdrawal and early termination of the Offer, as the case may be, by either (i) sending new certificates representing AnorMED Shares not purchased or by returning the deposited certificates (and other relevant documents) by first class mail in the name of and to the address specified by the Shareholder in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by or on behalf of AnorMED or (ii) in the case of AnorMED Shares deposited by book-entry transfer into the Depositary's account at CDS or DTC, as applicable, pursuant to the procedures set forth in Section 3 of the Offer to Purchase, "Manner of Acceptance — Book-Entry Transfer", such AnorMED Shares will be credited to the depositing holder's account maintained with CDS or DTC, as applicable.

        The fifth paragraph of Section 13 of the Offer to Purchase, "Other Terms of the Offer" (found at page 26 of the Offer to Purchase), is deleted and replaced by the following:

          The Offeror shall determine all questions relating to the interpretation of the terms and conditions of the Offer (including, without limitation, the satisfaction of the conditions of the Offer), the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawal of AnorMED Shares.

        Section 14 of the Circular, "Effect of the Offer on the Market for Securities; Public Disclosure by AnorMED; Exchange Act Registration; Margin Requirements — Margin Requirements" (found at page 39 of the Circular), is deleted and replaced by the following:

          Margin Requirements

          The AnorMED Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit using the AnorMED Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the AnorMED Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Board of Governors of the Federal Reserve System and therefore could no longer be used as collateral for loans made by brokers.

4.     Recent Developments

Tender Offer by Millennium Pharmaceuticals, Inc.

        On September 26, 2006, AnorMED announced that its board of directors entered into a support agreement with respect to a planned tender offer by a wholly-owned subsidiary of Millennium Pharmaceuticals, Inc. ("Millennium") for all of the issued and outstanding AnorMED Shares including all AnorMED Shares issuable on the exercise of outstanding options, for U.S.$12.00 per AnorMED Share in cash.

Offeror's Proposed Increase in Offer Price

        On September 29, 2006, the Offeror sent a letter to AnorMED proposing a potential increase in the Offer price from U.S.$8.55 per AnorMED Share in cash to a price in excess of U.S.$12.00 per AnorMED Share, subject to satisfactory completion of a due diligence review of AnorMED's material non-public information. AnorMED's board of directors determined that the Offeror's proposal could reasonably be expected to lead to a superior proposal for the purposes of AnorMED's support agreement with Millennium. This determination allowed AnorMED to respond to the Offeror's request to obtain access to AnorMED's data room and management.

        On October 4, 2006, Genzyme, the Offeror and AnorMED entered into a confidentiality agreement allowing Genzyme and the Offeror access to AnorMED's data room and management. The confidentiality agreement provides that any further extension of the Offer beyond 12:01 a.m. (Vancouver time) on October 23, 2006 must be accompanied by an increase in the Offer price to a price greater than U.S.$12.00 per AnorMED Share.

        On October 10, 2006, Mr. Peter Wirth, the Secretary and Director of the Offeror, sent the following letter to Mr. Kenneth Galbraith, the Chair of AnorMED's board of directors and Interim Chief Executive Officer, informing him that the Offeror was prepared to increase the Offer price to U.S.$13.50 per AnorMED Share, contingent upon AnorMED executing a support agreement with Genzyme and the Offeror:

DEMATAL CORP.

  October 10, 2006

  VIA FACSIMILE AND ELECTRONIC MAIL

  Kenneth Galbraith
  Chairman and Interim Chief Executive Officer
  AnorMED Inc.
  200 - 20353 64th Avenue,
  Langley, British Columbia,
  V2Y 1N5, Canada

    Re:        Acquisition Proposal

  Dear Mr. Galbraith:

  Genzyme Corporation, acting through its direct wholly-owned subsidiary, Dematal Corp. ("Genzyme"), is pleased to submit this proposal to acquire all of the outstanding common stock of AnorMED, Inc. ("AnorMED"). We are prepared to amend our bid to a price of $13.50 per share, which would represent a 12.5% premium to the offer from Millennium Pharmaceuticals, Inc. ("Millennium"). This represents a total equity value of approximately $580 million. Our transaction would be fully financed from our existing cash; it is not subject to any financing contingency or financing arrangements.

  Our proposal is conditioned upon (1) AnorMED determining that it constitutes a "Superior Proposal" (as such term is used in AnorMED's support agreement with Millennium) and notifying Millennium of that determination on or prior to 4:00 p.m. (Vancouver time) on Wednesday, October 11, 2006, and (2) AnorMED executing a support agreement with Genzyme on or prior to 5:30 p.m. (Boston time) on Tuesday, October 17, 2006. Since our proposal is conditioned upon execution of a support agreement between our two companies, we are simultaneously sending to your counsel a proposed form of support agreement, which is substantially the same as the support agreement AnorMED entered into with Millennium. We ask that you instruct your counsel to provide us with disclosure schedules as soon as possible. Our proposal, of course, contemplates that no new materially adverse information will be disclosed to us in those schedules.

  The proposed support agreement contemplates that Genzyme would enter into shareholder support agreements with you and the Baker Brothers' affiliates, and we would appreciate if you and the Baker Brothers' representatives would contact us to facilitate discussions in that regard, as and when appropriate under your existing contractual obligations.

  If you have any questions regarding our proposal, please direct them to me. In addition, your advisors are welcome to contact UBS, Osler or Ropes & Gray. We will forward a complete Genzyme working group list at your request.

  We look forward to hearing from you and hopefully expeditiously closing this transaction. Depending on your response and external events, we reserve the right to move forward, at any time, without a support agreement and potentially at a different price, subject, of course, to the obligations we undertook in our confidentiality agreement. Any binding obligations with respect to a supported deal would only be those set forth in an executed support agreement.

                        Sincerely,

                        (signed) Peter Wirth

                        Secretary and Director

  cc:        R. Hector MacKay-Dunn, Q.C., Farris, Vaughan, Wills & Murphy LLP
  Clay Horner,   Osler, Hoskin & Harcourt LLP
  Paul Kinsella,   Ropes & Gray LLP

5.     Time for Acceptance

        The Offer is now open for acceptance until the Expiry Time, being 12:01 a.m. (Vancouver time) on October 23, 2006, unless withdrawn or further extended by the Offeror. The Expiry Time may be further extended by the Offeror in its sole discretion as described in Section 5 of the Offer to Purchase, "Extension and Variation of the Offer".

6.     Manner of Acceptance

        Shareholders who wish to accept the Offer are referred to Section 3 of the Offer to Purchase, "Manner of Acceptance", as amended by Section 3 of this Notice, for a description of the alternative procedures to be followed for a valid acceptance.

7.     Withdrawal of Deposited AnorMED Shares

        Shareholders are referred to Section 6 of the Offer to Purchase, "Withdrawal of Deposited AnorMED Shares", as amended by Section 3 of this Notice, for a description of the procedures for exercising the right to withdraw AnorMED Shares deposited under the Offer.

8.     Take-Up and Payment for Deposited AnorMED Shares

        Shareholders are referred to Section 7 of the Offer to Purchase, "Take-Up and Payment for Deposited AnorMED Shares", for details as to the take-up and payment for AnorMED Shares under the Offer.

9.     Variations to the Original Offer

        The Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery shall be read together with this Notice in order to give effect to the amendments set forth in this Notice. Except as otherwise set forth in this Notice, the terms and conditions of the Original Offer and the information in the Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery continue to be applicable in all respects.

10.   Shareholders' Statutory Rights

        Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for the particulars of those rights or consult with a lawyer.

11.   Directors' Approval

        The contents of this Notice have been approved, and the sending thereof to the Shareholders has been authorized, by the board of directors of the Offeror and Genzyme.

APPROVAL AND CERTIFICATE OF DEMATAL CORP.

        The contents of this Notice of Variation and Extension have been approved, and the sending thereof to Shareholders has been authorized by the board of directors of the Offeror.

        The foregoing, together with the Offer to Purchase and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing, together with the Offer to Purchase and Circular, does not contain any misrepresentation likely to affect the value or the market price of the AnorMED Shares that are the subject of the Offer.

DATED: October 10, 2006

(Signed) HENRI A. TERMEER President and Chief Executive Officer	(Signed) MICHAEL S. WYZGA Chief Financial Officer
On behalf of the board of directors of Dematal Corp.
(Signed) GEORGES GEMAYEL Director	(Signed) PETER WIRTH Director

C-1

APPROVAL AND CERTIFICATE OF GENZYME CORPORATION

        The contents of this Notice of Variation and Extension have been approved, and the sending thereof to Shareholders has been authorized by the board of directors of Genzyme.

        The foregoing, together with the Offer to Purchase and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing, together with the Offer to Purchase and Circular, does not contain any misrepresentation likely to affect the value or the market price of the AnorMED Shares that are the subject of the Offer.

DATED: October 10, 2006

(Signed) HENRI A. TERMEER Chairman and Chief Executive Officer	(Signed) MICHAEL S. WYZGA Executive Vice President and Chief Financial Officer
On behalf of the board of directors of Genzyme
(Signed) ROBERT J. CARPENTER Director	(Signed) DOUGLAS A. BERTHIAUME Director

C-2

The Depositary for the Offer is:

CIBC Mellon Trust Company

By Mail P.O. Box 1036 Adelaide Street Postal Station Toronto, Ontario M5C 2K4	By Registered Mail, by Hand or by Courier 199 Bay Street Commerce Court West Securities Level Toronto, Ontario M5L 1G9	By Facsimile Transmission 416-643-3148

Telephone: 416-643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com

By Registered Mail, by Hand or by Courier

Vancouver
1066 West Hastings Street
16th Floor
Vancouver, BC V6E 3X1

The U.S. Forwarding Agent for the Offer is:

Mellon Investor Services LLC

By Mail, Registered Mail, Hand or Courier
120 Broadway, 13th Floor
New York, New York 10027

Toll Free: 1-800-777-3674

The Dealer Managers for the Offer are:

In Canada UBS Securities Canada Inc. 161 Bay Street, Suite 4100 Toronto, Ontario M5J 2S1 Telephone: 416-350-2201	In the United States UBS Securities LLC 299 Park Avenue New York, NY 10171 Telephone: 1-877-299-7215

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor
New York, NY 10022

Shareholders Call Toll-Free:
1-877-456-3402 (for English)
1-877-825-8777 (for French)
 Banks and Brokers Call Collect:
212-750-5833

        Any questions and requests for assistance may be directed by holders of AnorMED Shares to the Depositary, the U.S. Forwarding Agent, the Information Agent or the Dealer Managers at their respective telephone numbers and locations set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

QuickLinks

FORWARD-LOOKING STATEMENTS
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
EXCHANGE RATE INFORMATION
NOTICE TO HOLDERS OF OPTIONS
NOTICE OF VARIATION AND EXTENSION
APPROVAL AND CERTIFICATE OF DEMATAL CORP.
APPROVAL AND CERTIFICATE OF GENZYME CORPORATION